UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2016 (Report No. 4)

Commission file number: 001-36578

BIO BLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders held on January 27, 2016, the shareholders of the Registrant approved all agenda items as originally proposed.

This Report of Foreign Private Issuer on Form 6-K of the Registrant is incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and into the registration statement on Form S-8 (File No. 333-203114) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd. (Registrant) By /s/ Colin Foster
Name: Colin Foster

Chief Executive Officer and President

Date: January 27, 2016